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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*
FOOTSTAR, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
344912209

(CUSIP Number)
George J. Schultze
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577
with a copy to:
Steven R. London
Pepper Hamilton LLP
101 Federal Street
Boston, MA 02110
(617) 956-4350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Company: FOOTSTAR, INC.

CUSIP No.	344912209

1	NAMES OF REPORTING PERSONS: Schultze Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,389,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,389,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,389,497

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

Company: FOOTSTAR, INC.

CUSIP No.	344912209

1	NAMES OF REPORTING PERSONS: George J. Schultze

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,389,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,389,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,389,497

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Company: FOOTSTAR, INC.	CUSIP Number: 344912209
TABLE OF CONTENTS

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer
Item 7. Material to be Filed as Exhibits

SCHEDULE 13D

Company: FOOTSTAR, INC.	CUSIP Number: 344912209
Item 1. Security and Issuer.
This Amendment No. 5 (the “Amendment No. 5”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 24, 2004 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D as filed with the SEC on June 28, 2005 (the “Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D as filed with the SEC on April 4, 2006 (the “Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D as filed with the SEC on July 20, 2006 (the “Amendment No. 3”) and as amended by Amendment No. 4 to Schedule 13D as filed with the SEC on August 31, 2007, and relates to the shares of common stock, par value $.01 per share (the “Common Stock”) of FOOTSTAR, INC., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.
Item 2. Identity and Background.
This Amendment No. 5 is filed by Schultze Asset Management, LLC and George J. Schultze (the “Reporting Persons”).
Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts.
George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze’s business address is 3000 Westchester Avenue, Purchase, NY 10577. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.
This Amendment No. 5 reports Schultze Asset Management, LLC’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Shares of Common
Managed Account	Stock of the Company
Schultze Master Fund, Ltd.	929,111
Arrow Distressed Securities Fund	420,863
Peter Schultze	5,090
Alexis Schultze, IRA	2,571
RH, LLC	17,500
Schultze Apex Master Fund, Ltd.	14,362
TOTAL	1,389,497
Except as set forth below, during the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
As a registered investment adviser, Schultze Asset Management, LLC is subject to periodic examinations by the SEC. Without admitting or denying the allegations, Schultze Asset Management, LLC and George J. Schultze (the “Consenting Parties”), individually, consented to the entry of an order (the “Order”) issued by the SEC on August 15, 2007. The Order (i) censured the Consenting Parties under the Investment Advisers Act of 1940 (the “Advisers Act”), (ii) imposed a one-time civil penalty of a total of $150,000 on the Consenting Parties, and (iii) required the Consenting Parties to cease and desist from further violations of certain provisions of the Advisers Act. The Order resulted from allegations involving historic soft dollar activity for a managed account client of Schultze Asset Management LLC and related antifraud, record keeping and document production issues identified in and arising in connection with a 2005 SEC examination of Schultze Asset Management, LLC. Schultze Asset Management, LLC has voluntarily taken certain remedial steps, including the retention of an outside compliance consultant, to help it achieve best practices

SCHEDULE 13D

Company: FOOTSTAR, INC.	CUSIP Number: 344912209
in its compliance program. It is Schultze Asset Management, LLC’s belief that the financial terms of the Order are immaterial to its operations and its clients.
Item 3. Source and Amount of Funds or Other Consideration.
All funds used to purchase or acquire Common Stock of the Company came directly from investment advisory clients.
Item 4. Purpose of Transaction.
Schultze Asset Management, LLC, on behalf of its Managed Accounts, is a long-term shareholder of the Company. The sales and purchases of the Common Stock by the Reporting Persons reflected herein were for investment purposes only. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and trading activity of the shares of the Company’s Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, general stock market and economic conditions, and other relevant investment and business considerations, may sell or otherwise dispose of, from time to time, in open market transactions or otherwise, all or any part of the shares of Common Stock owned by the Reporting Persons or purchase or otherwise acquire additional shares of Common Stock, from time to time, for investment purposes, all as permitted by law and the Company’s certificate of incorporation and bylaws.
The Reporting Persons may hold discussions with management, the board of directors of the Company and other shareholders of the Company concerning ways of maximizing shareholder value.
Except as noted above regarding possible additional purchases for investment purposes, the Reporting Persons have no current plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

SCHEDULE 13D

Company: FOOTSTAAR, INC.	CUSIP Number: 344912209
Item 5. Interest in Securities of the Issuer.
(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,389,497 shares of Common Stock of the Company, which represents approximately 6.6% of the issued and outstanding shares of Common Stock of the Company (based upon the 21,126,647 shares of Common Stock issued and outstanding as reported in the Company’s Annual Report on Form 10-K for the period ended December 29, 2007 filed with the SEC on March 13, 2008).
(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the 1,389,497 shares of Common Stock owned by the various Managed Accounts. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.
(c) Except for the purchases and sales of shares listed below, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days:

Managed Accounts	Date of Purchase	Number of Shares Purchased	Price per Share
Arrow Distressed Securities Funds	2/29/08	86,517	$4.25
	3/3/08	18,072	$4.25
	3/3/08	17,709	$4.25
	3/5/08	48,629	$4.25
	3/5/08	24,184	$4.25
	3/6/08	4,064	$4.25
	3/10/08	59,049	$4.25
	3/11/08	3,346	$4.25
	3/12/08	8,123	$4.25
	3/13/08	145	$4.25

Schultze Apex Master Fund, Ltd.	2/29/08	8,483	$4.25
	3/3/08	391	$4.25
	3/3/08	628	$4.25
	3/5/08	1,371	$4.25
	3/5/08	816	$4.25
	3/6/08	136	$4.25
	3/10/08	1,951	$4.25
	3/11/08	154	$4.25
	3/12/08	377	$4.25
	3/13/08	55	$4.25
(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such dividends or proceeds.
Most of the 1,389,497 shares beneficially owned by the Reporting Persons are not owned economically by the Reporting Persons. Separate Managed Accounts have economic ownership of the 1,389,497 shares beneficially owned by the Reporting Persons. Each such Managed Account is the economic owner of less than 5% of the Company’s outstanding shares of Common Stock. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.

SCHEDULE 13D

Company: FOOTSTAAR, INC.	CUSIP Number: 344912209
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
Except as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.
Item 7. Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Asset Management, LLC and George J. Schultze, dated as of April 5, 2006 (previously filed with the Securities and Exchange Commission on April 6, 2006 as Exhibit I to Amendment No. 2 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 14, 2008

SCHULTZE ASSET MANAGEMENT, LLC

By:	/s/ George J. Schultze
Name: George J. Schultze
Title: Managing Member

/s/ George J. Schultze
George J. Schultze